Exhibit 99.1

(NASDAQ: ZKIN)

ZK INTERNATIONAL GROUP ENGAGED TO ASSIST WITH PHASE II OF $1.2 BILLON COMMUNITY PIPELINE NETWORK UPGRADE PROGRAM WITH SHENZHEN WATER GROUP

WENZHOU, China, Oct. 23, 2017 /PRNewswire/ -- ZK International Group Co., Ltd. (NASDAQ: ZKIN) ("ZKIN", "ZK International", or the "Company"), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce that the Pipe Network Division of Shenzhen Water Group Co., Ltd (“Shenzhen Water Group”) has invited ZK International to participate in drafting the product regulations and standards to be used in Phase II of the Community Pipeline Network Upgrade Program (CPNUP).

Shenzhen, one of the fastest growing cities in China, has already completed Phase I of the Community Pipeline infrastructure upgrade, to serve clean water to 3 million residents. ZK International was instrumental in supplying over 40% of all stainless steel piping for Phase I. The USD 1.22 Billion budget of Phase II will be allocated to upgrade the pipeline infrastructure for over 800,000 households in the next 5 years.

Shenzhen Water Group is currently drafting a Corporate Pipeline Construction Manual that will standardize product procurement, installation, project review and acceptance. ZK International, as a leader in stainless steel pipeline infrastructure, has been invited to participate in the drafting of this Manual. With the advice from ZK International, stainless steel pipes were adopted as the standard for all indoor pipelines in Phase II, which was a substantial improvement in comparison to Phase I.

Mr. Jiancong Huang, ZK International's Chief Executive Officer, stated, “We are very happy that we were able to lend our expertise and provide the CPNUP with input on how to proceed with Phase II, after our successful cooperation during Phase I. Furthermore, we will assist in the drafting of the Corporate Pipeline Manual, which will standardize the pipeline infrastructure for renovations and new developments in China. Shenzhen is aware of the quality of our patented stainless steel pipelines and the highest commitment to best practices that we consistently pursue.”

About Shenzhen Water Group Co., Ltd.

Shenzhen Water Group Co., Ltd. provides city water in China for residential, commercial, and industrial consumers. The Company produces, transmits, and distributes city water, as well as retrieves and processes polluted water. Additionally, Shenzhen Water Group operates, designs and constructs waterworks.

About ZK International Group Co., Ltd.
ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to  expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which  are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International's registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com